

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 29, 2012

<u>Via E-Mail</u>
Jeremy R. Mork
President
Red Jade Holdings Limited
4519 Admiralty Way, Suite A
Marina del Rey, California 90292

> **Re:** **Red Jade Holdings Limited**
> **Amendment No. 5 to Registration Statement on Form 10-12G**
> **Filed April 25, 2011**
> **Letter Filed May 26, 2011**
> **Amendment No. 1 to Form 10-Q for fiscal quarter ended March 31, 2011**
> **Filed May 16, 2011**
> **File No. 000-54103**

Dear Mr. Mork:

We issued a comment to you on the above captioned filings on June 17, 2011. As of the date of this letter, this comment remains outstanding and unresolved. We expect you to contact us by March 13, 2012 to provide a substantive response to this comment or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comment or contact us by March 13, 2012, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Aslynn Hogue at (202) 551-3841 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 if you have any questions.

Sincerely,

/s/ Mary Beth Breslin for

Amanda Ravitz
Assistant Director

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